Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Post Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-263169) and related Prospectus of HA Sustainable Infrastructure Capital, Inc. (f/k/a Hannon Armstrong Sustainable Infrastructure Capital, Inc.) for the registration of common stock, preferred stock, depositary shares, debt securities, guarantees of debt securities, warrants and rights and to the incorporation by reference therein of our report dated March 30, 2022, with respect to the consolidated financial statements of Vivint Solar Asset 3 HoldCo Parent, LLC for the year ended December 31, 2021 included in HA Sustainable Infrastructure Capital, Inc.’s Annual Report (Form 10-K/A) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah

July 23, 2024